Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Theratechnologies Announces Completion of Acquisition by Future Pak

Montreal, Canada – September 25, 2025 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a commercial-stage biopharmaceutical company, announced today the completion of the previously-announced plan of arrangement under Chapter XVI – Division II of the Business Corporations Act (Québec) involving CB Biotechnology, LLC (the “Purchaser”), an affiliate of Future Pak, LLC (“Future Pak”), pursuant to which the Purchaser has acquired all the issued and outstanding common shares of the Company (the “Shares”) for US$3.01 per Share in cash plus one contingent value right (“CVR”) per Share for additional aggregate cash payments of up to US$1.19 per CVR if certain milestones are achieved by the Company (the “Arrangement”).

Consideration for the Shares has been remitted by the Purchaser to Computershare Investor Services Inc., as depositary under the Arrangement, and will be paid to former shareholders of Theratechnologies as soon as reasonably practicable after the date hereof (or, in the case of registered shareholders, as soon as reasonably practicable after a properly completed and signed letter of transmittal is received by the depositary together with the share certificate(s) and/or DRS Advice(s) representing Shares formerly held by them).

Each CVR is a contractual right that entitles the holder thereof to aggregate payments from the Purchaser of up to US$1.19 per CVR if certain milestones are achieved by the Company, the whole in accordance with the agreement entered into on the day hereof among the Purchaser, Future Pak and Computershare Trust Company of Canada as CVR agent. The CVRs are recorded in a register kept by the CVR agent and are not evidenced by a certificate or any other instrument. Based on a report prepared by an independent third-party valuator, the Company and the Purchaser have determined the fair market value of each CVR to be US$0.80 as at September 24, 2025.

As a result of the completion of the Arrangement, it is expected that the Shares will be de-listed from the Toronto Stock Exchange on or about September 26, 2025 and from the Nasdaq Capital Market on or about September 25, 2025. The Company shall apply to cease to be a reporting issuer under Canadian securities laws in all provinces of Canada. The Company will also deregister the Shares under the U.S. Securities Exchange Act of 1934, as amended.

Early Warning Reporting

Immediately prior to the effective date of the Arrangement, the Purchaser and its affiliates did not own any Shares. An early warning report will be filed on SEDAR+ at www.sedarplus.ca under the Company’s profile. Further information and/or a copy of the early warning report may be obtained from the contacts below. The Purchaser’s head office is located at CB Biotechnology, LLC c/o Honigman LLP, 2290 First National Building, 660 Woodward Avenue, Detroit, MI 48226-3506.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care. Further information about Theratechnologies is available on its website at www.theratech.com.

About Future Pak

Founded in 1977 and headquartered in Wixom, Michigan, Future Pak, along with its affiliates, is a privately held contract manufacturer, packager and distributor of pharmaceutical and nutraceutical products. Future Pak operates across retail, specialty and institutional markets, leveraging its robust infrastructure and partner network to deliver quality-first, patient-centric solutions.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “if”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding the delisting of the Shares from the Toronto Stock Exchange and from the Nasdaq Capital Market, the Company ceasing to be a reporting issuer under Canadian securities laws in all provinces of Canada and the deregistration of the Shares under the U.S. Securities Exchange Act of 1934, as amended.

These Forward-Looking Statements express, as of the date of this press release, the estimates, predictions, projections, expectations, or opinions of the Company about future events or results, as well as other assumptions, both general and specific, that the Company believes are appropriate in the circumstances. Although the Company believes that the expectations produced by these Forward-Looking Statements are founded on valid and reasonable bases and assumptions, these Forward-Looking Statements are inherently subject to important risks and uncertainties, many of which are beyond the Company’s control, such that actual results may differ significantly from those that are disclosed in or implied by such Forward-Looking Statements. The important risks and uncertainties include, but are not limited to, the possibility that the Shares will not be delisted from the Toronto Stock Exchange or the Nasdaq Capital Market within the timing currently contemplated, that the Shares may not be delisted at all, due to failure to satisfy, in a timely manner or otherwise, conditions necessary for the delisting of the Shares or for other reasons, that the Company’s application to cease to be a reporting issuer under applicable Canadian securities laws may not be accepted or may be delayed and that the Company may fail to achieve any milestones relating to the CVRs.

Readers are cautioned that the foregoing list of factors is not exhaustive and undue reliance should not be placed on Forward-Looking Statements. As a result, readers are advised that actual results may differ materially from expected results. Unless otherwise required by applicable securities laws, the Company expressly disclaims any intention, and assumes no obligation to update or revise any Forward-Looking Statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Future Pak

Investors and media may contact media@futurepak.com.